April 14, 2026

Michael Klein
Chief Executive Officer
Churchill Capital Corp XII
640 Fifth Avenue, 14th Floor
New York, NY 10019

       Re: Churchill Capital Corp XII
           Registration Statement on Form S-1
           Filed April 02, 2026
           File No. 333-294851
Dear Michael Klein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction